SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)


         Information to Be Included In Statements Filed
            Pursuant to Rule 13d-1(a) and Amendments
             Thereto Filed Pursuant to Rule 13d-2(a)
                       (Amendment No. __)*


                   American Busing Corporation
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                         (Name of Issuer)


              Common Stock, par value $.001 per share
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                   (Title of Class of Securities)


                           024801 10 2
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                         (CUSIP Number)


                        Russell A. Haehn
                   American Busing Corporation
                      13134 State Route 62
                        Salem, Ohio 44460
                         (330) 332-8534
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                        January 16, 2004
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. [___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 024801 10 2                           Page 2 of 7 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Russell A. Haehn
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  /__/

                                                        (b) /__/

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)         /  /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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    NUMBER
      OF         7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY         4,785,000 shares
   OWNED BY      --------------------------------------------------
     EACH
  REPORTING      8    SHARED VOTING POWER
   PERSON
    WITH              0
                 --------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                      4,785,000 shares
                 --------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,785,000 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                          /__/

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 45.9%
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14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------

             * SEE INSTRUCTIONS BEFORE FILLING OUT *

                          SCHEDULE 13D

CUSIP No. 024801 10 2                           Page 3 of 7 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Gregory A. Haehn
-------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)  /__/

                                                         (b)  /__/
-------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------

4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                            /__/


-------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
-------------------------------------------------------------------

     NUMBER
       OF        7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY        2,815,000 shares
    OWNED BY     --------------------------------------------------
      EACH
   REPORTING     8    SHARED VOTING POWER
     PERSON
      WITH            0
                 --------------------------------------------------

                 9    SOLE DISPOSITIVE POWER

                      2,815,000 shares
                 --------------------------------------------------

                 10   SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,815,000 shares
-------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         /__/

-------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 27.0%
-------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------

             * SEE INSTRUCTIONS BEFORE FILLING OUT *

Item 1. Security and Issuer
        -------------------

      The class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of American Busing Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13134 State Route 62, Salem, Ohio 44460.

Item 2. Identity and Background
        -----------------------

      This statement is filed jointly by Russell A. Haehn and Gregory A. Haehn. Mr. Russell Haehn and Mr. Gregory Haehn are the "Reporting Persons."

      Both Reporting Persons are United States citizens. The business address for both of them is 13134 State Route 62, Salem, Ohio 44460. Mr. Russell Haehn is the Chairman, Chief Executive Officer, Secretary and a Director of the Issuer and its wholly-owned subsidiary W.W. Cycles, Inc. ("Cycles") and Mr. Gregory Haehn is the President, Chief Operating Officer, Treasurer and a Director of the Issuer and Cycles.

     During the past five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

       Pursuant to the provisions of a Stock Purchase and Reorganization Agreement dated as of December 30, 2003 (the "Agreement"), by and among the Issuer, Edmond Forister, Cycles, the Reporting Persons and a minority shareholder of Cycles (the "Other Shareholder"), the Issuer, among other things, issued an aggregate of 7,850,000 restricted shares of Common Stock to the Reporting Persons and the Other Shareholder, in exchange for one hundred (100) issued and outstanding shares of the common stock of Cycles, resulting in Cycles becoming a wholly-owned subsidiary of the Company (the "Acquisition"). Of such 7,850,000 shares of Common Stock: (i) 4,710,000 shares were issued to Mr. Russell Haehn in exchange for his sixty (60) shares of common stock of Cycles; and (ii) 2,740,000 shares were issued to Mr. Gregory Haehn in exchange for his thirty-five (35) shares of common stock of Cycles.

      Additionally, pursuant to the provisions of the Agreement, and the provisions of a Stock Purchase Agreement dated as of December 30, 2003, by and between Mr. Russell Haehn, Mr. Gregory Haehn and IFG Investments Services Inc., the Haehns each purchased an additional 75,000 shares of the Common Stock from an existing shareholder of the Issuer for an aggregate purchase price of $178,750.


                          4 of 7 pages

     These exchanges and purchases were effectuated on January 16, 2004, at which time. Mr. Forister, the sole officer and director of the Issuer, resigned and Mr. Russell Haehn and Mr. Gregory Haehn were elected sole directors and officers. Mr. Russell Haehn is the Chairman, Chief Executive Officer, Secretary and a Director of the Issuer and Mr. Gregory Haehn is the President, Chief Operating Officer, Treasurer and a Director of the Issuer.

      Furthermore, pursuant to the provisions of the Agreement, and the provisions of a Repurchase Agreement dated as of December 30, 2003, by and between the Issuer and Mr. Forister, the Issuer purchased from Mr. Forister all 8,500,000 shares of Common Stock owned by him, which shares have become treasury shares of the Issuer.

      Any funds utilized by the Reporting Persons to purchase shares of Common Stock were derived from their own personal funds.

Item 4.   Purpose of Transaction
          ----------------------

     The Reporting Persons acquired the shares of Common Stock of the Issuer to acquire control of the Issuer. The Reporting Persons have caused the election of themselves as the sole officers and directors of the Issuer. Additionally, pursuant to the Acquisition, the Issuer has changed its business to that of Cycles, as a result of Cycles having become a wholly-owned subsidiary of the Issuer.

     Other than as set forth above, the Reporting Persons have no present intention to sell or transfer a material amount of assets of the Issuer, make a material change in the capitalization or dividend policy of the Issuer, make any other material change in the Issuer's business or corporate structure, or make a change in the Issuer's charter or bylaws, or otherwise have any present plans or proposals which relate to or would result in any of the matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

      (a)(1) Mr. Russell Haehn is the beneficial owner of an aggregate of 4,785,000 shares of Common Stock, representing approximately 45.9% of the issued and outstanding shares of Common Stock of the Issuer.

      (a)(2) Mr. Gregory Haehn is the beneficial owner of an aggregate of 2,815,000 shares of Common Stock, representing approximately 27.0% of the issued and outstanding shares of Common Stock of the Issuer.

     (b) Each of the Reporting Persons has sole voting power and sole dispositive power over his shares of Common Stock.

      (c)   Neither  of  the Reporting Persons has  effected  any
transactions in the Issuer's Common Stock in the past sixty  (60)
days  other  than the transactions reported in this Statement  on
Schedule 13D.


                           5 of 7 pages

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

    None.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1. Agreement among the Reporting Persons to file a joint Statement on Schedule 13D on behalf of each of them, pursuant to Rule 13d-1(k)(1).



                           SIGNATURES
                           ----------


      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated: January 26, 2004            /s/ Russell A.Haehn
                                   -------------------------------
                                        Russell A. Haehn


Dated: January 26, 2004            /s/ Gregory A.Haehn
                                   -------------------------------
                                        Gregory A. Haehn












                           6 of 7 pages

                            EXHIBIT 1
                            ---------

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Statement on Schedule 13D and any future amendments thereto reporting each of the undersigneds' ownership of securities of American Busing Corporation, and hereby affirm that such Statement on Schedule 13D is being filed on behalf of each of the undersigned.





Dated: January 26, 2004            /s/ Russell A.Haehn
                                   -------------------------------
                                        Russell A. Haehn


Dated: January 26, 2004            /s/ Gregory A.Haehn
                                   -------------------------------
                                        Gregory A. Haehn












                           7 of 7 pages